CANALASKA  ENVIRONMENT, HEALTH & SAFETY POLICY

CanAlaska Uranium Ltd. and its subsidiaries explore, in an environmentally responsible manner, while maintaining a safe and healthy workplace. We are committed to the mitigate risk to achieve a high level of occupational health and safety and to the protection of the environment.

To fulfill this commitment, we are actively engaged in:

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developing, implementing and continually improving the effectiveness of safety, health and environmental management systems, and prevention of pollution;

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assisting staff to surpass all applicable legal and regulatory safety, health and environmental requirements, policies and codes of practice, and to work with Aboriginal peoples;

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reducing the risk of injury or occupational health exposure;

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developing and maintaining a culture of environmental responsibility and an awareness of the primary importance of safety and health;

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using sustainable processes, practices, procedures and materials that avoid adverse effects on air, water and soil and maintain the environmental health of the communities in which we operate;

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commencing the monitoring of  effectiveness and reviewing, safety, health and environmental management programs, objectives and targets; and

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providing adequate resources for safety, health and environmental program.

Tel: +1.604.685.1870   Fax: +1.604.685.8045

2303 West 41st Avenue, Vancouver, B.C., Canada  V6M 2A3

www.canalaska.com    Email: info@canalaska.com